LEAD INVESTOR



Vicki Shenk Live Entertainment Manager

We all know the environment needs our help. In the past 10 years I have actively tried to change my daily actions to support our planet. Now I am looking at where to invest my money to support our planet even further. Netzro is the place to look. I believe in what Netzro is doing, saving and changing the way we look at food byproducts. Would it not be great to live in a world with zero food waste? Well Netzro is creating that world. Their technology is repurposing food byproduct into new ingredients on a large scale. That basically means food waste is getting a 2nd life. You know the saying “One person’s trash is another person’s treasure”. Well Netzro has found their treasure and created the technology to alchemize it. Now that is something I believe in and this is why I am investing in Netzro.

Invested $5,000 this round

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